December 29, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Mr. Kyle Moffatt

Re:	CC Media Holdings, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-32663

Dear Mr. Moffatt:

This letter is in response to the Staff’s letter dated December 17, 2009. The Company expects to file its responses to the Staff’s comments relating to the above-referenced Form 10-K and Form 10-Q by January 15, 2010.

Very truly yours,

/s/ Herbert W. Hill, Jr.

Herbert W. Hill, Jr.

Senior Vice President, Chief Accounting Officer and Assistant Secretary

cc:	Mark P. Mays
Chief Executive Officer